Billion Vegans

marketplace health and fitness food vegetarian vegan

The World's Largest Online Marketplace for Vegan and Plant-Based Products

BILLIONVEGANS.COM LOS ANGELES



About three years ago, I became vegan for the animals. Becoming a vegan was an easy decision but maintaining a vegan lifestyle was very challenging and frustrating. Soon after, I've learned about the environmental and health aspects as well. I understood that the world must go vegan and I decided to devote my life to making it happen.

Alon Hochberg Founder & CEO @ Billion Vegans

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Why you may want to support us...

1. The exponential growth of the vegan and plant-based market.
2. An experienced team - an extensive track record of turning ideas into successful businesses.
3. Strong execution - onboarded over 6,000 products and 300 sellers.
4. Already demonstrated product-market fit: over 2% customer conversion rate and 23% retention rate.
5. Vegan core values - we donate 10% of all profits to vegan organizations.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Alon Hochberg
Founder & CEO
A serial entrepreneur and an angel investor. Founder and CEO/CTO of five companies (two were acquired) and two VC funds: Modus - CRM; Neteos - SaaS/Cloud; Prolify - deep learning; SeeToo - video streaming and Vmedico - telemedicine.

Evyatar Shoresh
Advisor
An experienced entrepreneur with vast experience in eCommerce and ad:tech. Co-founder of Buynando (prev. DealPly) - an eCommerce marketing platform that reached sales of over $100M, and CreativeCalls - a marketing technology for call centers.

Ben Enosh
Advisor
A serial entrepreneur with an extensive background in leading early-stage companies. Co-founder of AudioBurst - an audio search engine, PLYmedia - a digital advertising platform, Cyota - cybersecurity (acquired by RSA), and Scientific G - Biotech.

Forrest Hutchens
Operations Manager
Forrest has extensive experience in retail operations management, including procurement, logistics, and distribution. He is an expert in building and managing teams in the wholesale and retail environments.

Gilbere Forte
Marketing Manager
Forward-thinking, LA native with a passion for all things at the cultural intersection of film, fashion, and music. With over 7 years of creative experience working with brands like Adidas, Nike, EA Sports, and ROBOT Films.

Mara Stusser
Social Media Manager
Mara has worked in the creative industry for over 5 years now with an extensive background in photography, marketing, and social media development. She understands trends, innovative thinking, and is always thinking ahead of the culture.

Liat Portal
Business Development Manager
An experienced entrepreneur and a business executive with more than 8 years of practice in Business Development and creating meaningful relationships, business collaborations, business operations infrastructures, and global growth opportunities.

Why people love us

I invest in companies based on two main factors: team and market opportunity. The market opportunity for Billion Vegans is huge - practically a blue ocean, but it's all about the team's ability to execute. The team must be passionate, knowledgeable, trustworthy, and most of all, resilient. Billion Vegans' team has all these and a vast experience and successful track record in execution. I'm sure they will succeed.

Nimrod May
Early stage investor: Woo.io, Seegnature (now Reach), Caja Robotics, Valiber, Mifold, PLYmedia, AudioBurst, Gett, Zore, Quattrocento eyewear, Tatau.io, and more.

I know the founders for many years and would have invested in anything they do. Moreover, I'm a vegetarian for many years and now on path of becoming a vegan. Billion Vegans provides a great solution to a major problem and an untapped market which is rapidly growing.
Danny Hadar
Early stage investor; Managing partner at Soluna Ventures

I will buy what I can from this site. It seems like a really awesome initiative. Thank you for all the time and effort and finally giving people a safe place to shop!!
Cordelia White
Customer

Love this website, a vegan's go-to. Just what was needed, the timing is perfect.
Scott David Renwick
Customer

See more on Buzz

Some of our investors

WE'VE RAISED $491,578 FROM 516+ INVESTORS SINCE OUR FOUNDING

Yana Loginova
Intermediate Software Developer. Accounting Degree/Mgt.Experience in banking , financial services, hospitality and big on customer service .

Osama Ishtaiwi
Early stage investor, Founder and Managing Director of Wealth Road Holding

Mads Andreas Aasen
A new investor who's traveled around the sun almost 28 times, and now looking for new adventures!

Evan J SEGAL
Philanthropist, Social Entrepreneur, Mentor, Angel/Seed Investor, Business Leader, Venture For America. ., Author, Public Speaker.

Ben Estep
Looking for long-term investments that can positively impact the future.

Andrew Coppola
Experienced Director of Operations/Engineer in the food industry interested in investing in exciting brands.

Francisco Bethencourt
Corporate Executive in Fortune 500 companies with over 20 years of experience

Chris Wong
Serial investors for startup

Andre Harrell
I love investing in startups that we benefit the world and upset the status quo.

along with 507 other investors

In the news

Billion Vegans: "We Hope to be a Large and Dominant Player in the Ecommerce Arena" - vegconomist - the vegan business magazine
Billion Vegans, the online vegan marketplace created by entrepreneurs Amir Lavi and Alon Hochberg, has recently launched with the initial offering of 4,500 vegan products, and was billed as the Vegan Amazon
December 9, 2018 @ vegconomist.com

VBT 114: Interview with Alon Hochberg of Billion Vegans online vegan marketplace
In this episode I interview Alon Hochberg, co-founder and CEO of Billion Vegans, an online marketplace that is aiming to be the 'Amazon for vegans'. Born and raised in Israel, Alon is a serial high-tech entrepreneur
December 8, 2018 @ veganbusinessmedia.com

Billion Vegans: The Vegan Amazon!
JaneUnChained #LIVE talks to Billion Vegans CEO Alon Hochberg from the hotbed of veganism in Israel! He and his team are creating the Amazon.com for vegan shoppers and vegan products! Learn how to
November 16, 2018 @ youtube.com

"Vegan Amazon" Debuts with 4,500 Products and Major Plans to Expand
Beverly Hills-based online marketplace Billion Vegans (billed as an "Amazon for vegans") recently launched with an initial offering of 4,500 vegan products from 200 sellers such as Daiya Foods, Clif Bar &
October 29, 2018 @ vegnews.com

The Largest Online Marketplace For Vegan and Plant-Based Products

Billion Vegans is the world's largest online marketplace for vegan and plant-based products. It carries more than 300 brands and offers more than 6,000 products in every category - from food and fashion, through cosmetics and wellness to home goods and pet supplies. A true one-stop-vegan-shop. Each product is rigorously vetted by Billion Vegans' team, inspecting its ingredients, manufacturing processes, packaging, and sustainability footprint, all the way to its brand's background and business ethics.


WE ARE
THE MARKETPLACE
Everything vegan for everyone.
"The Vegan Amazon with Vegan Values."
- Anonymous
Discover
The largest selection of vegan products
Trust
If its here, it's vegan
Shop
Lowest prices available online

The awareness for animal welfare, sustainability, and health is growing exponentially and becoming mainstream. A large portion of the population is buying vegan and plant-based products on a regular basis, making veganism the fastest-growing lifestyle. It estimated that 25% of the people in the US between the ages of 25 and 44 are vegan, about 6% of the population, a growth of 500% in just a few years. Beyond Meat's IPO was the most successful in the last decade. The demand for vegan and plant-based products is skyrocketing, but their accessibility is limited, they are much more expensive and the available information about them is lacking and untrusted.


Market Opportunity (US)
Rapidly Growing and Still Untapped
500% growth
20M vegans
$30B annual online shopping
The demand for vegan and plant-based products is soaring among non-vegans as well

Billion Vegans is redefining the online shopping experience by creating a supportive and judgment-free place where everyone - vegans, vegetarians, flexitarians, reducetarians, and meat-eaters, could enjoy the vegan experience - for a day, for a week or for life. It makes online shopping for vegan and plant-based products convenient, affordable and fun. Like an Amazon with vegan ethics. But furthermore, it sets the bar and leads the consumers' market with unprecedented transparency and truth about the products and the businesses behind them.

Veganism isn't a fad, or a trend, or a new sort of diet. Veganism is a mindset, it's the new cool, it's a whole new culture and Billion Vegans is among its leading catalysts.


WE ARE
THE CULTURE
Ethical, Sustainable, and Healthy.
A vegan experience for everyone.
SHOP
MEDIA
COMMUNITY

Shopping for Vegan & Plant-Based Products is Challenging, Time-Consuming, and Expensive

Although the demand is growing fast, online (and offline*) maintaining a vegan and plant-based lifestyle and shopping for products are very challenging and frustrating. It's time-consuming, expensive and untrusted. It requires you to scour the web for hours on many websites, searching for vegan products and read the fine print to verify the ingredients. In most cases, the provided information is lacking, cryptic and in some cases, untrue. Our team is vegan-certifying each and every product and rejects more than 40% of the products that are labeled as vegan or plant-based.


Problem
Maintaining a Vegan Lifestyle is Challenging and Time-Consuming
Low Availability
Limited product variety, especially online
Lack of Credibility
No vegan certification standard - many allegedly vegan products are not truly vegan
Inconsistent Experience
Interaction with many sites for discovery, purchase and service

Need


Need
Unique and Unmet Shopping Preferences of Most Vegan Customers
Main reason for purchasing in a specific online store
Survey conducted among 500 potential vegan customers in the US
Vegan Products Only 21%
Wide Selection 20%
Vegan Certified 16%
Other 12%
Price 31%
• 57% have vegan-specific preferences
• 37% would not buy on Amazon

Making Vegan and Plant-Based Shopping Convenient, Affordable and Fun

Billion Vegans is an e-commerce platform dedicated to changing the shopping experience for vegan-curious consumers: vegans, vegetarians, flexitarians, reducetarians, and meat-eaters. The online marketplace is a one-stop-vegan-shop offering customers products that they can trust, at affordable prices delivered right to their door. It provides the widest selection of vegan-certified products in all categories: grocery, fashion & shoes, beauty & cosmetics, health & wellness, kids, home & garden and pet supplies. It enables the customers to discover and compare alternative products and get trustworthy information that is required for making a wise decision. We currently stock more than 6,000 products from over 300 brands and are adding hundreds of new and exciting products every month.


Solution
An Online One-Stop-Shop for Everything Vegan and Plant-Based
VEGAN
Widest Selection
of products in all categories
Vegan-Trusted
Rigorous certification of every product and seller
Vegan Products Only
A major factor for many vegan shoppers
Best Prices
Available Online


Product
Mobile and Desktop
EVERYTHING. VEGAN.
VEGAN CHEESE
FAVORITES $10 OR LESS
VEGAN CHOCOLATE

The First Online Marketplace for Vegan and Plant-Based Products

Currently, there are no other online (or offline) marketplaces that are vegan-certified and plant-based only and offer such a wide range of products in all categories. There are a few nitch online shops that specialize in either grocery, fashion or cosmetics, such as Veganessentials, Mylkguys, and Petit Vour. There are also leading online marketplaces that offer some vegan and plant-based products, such as Amazon, Thrive and iHerb, but the selection is limited and there is no vetting process.


Competitive Landscape
The First Online Marketplace for Vegan and Plant-Based Products
Vegan
Non-Vegan
Niche Online Store
Marketplace
VeganEssentials
VeganCuts
mylk guys
PETIT VOUR
BILLION VEGANS
THRIVE MARKET
iHerb
amazon

Fast and Lean Execution

Since launched about 18 months ago and raising less than $500K, Billion Vegans became one of the world's largest online (and offline) marketplace for vegan and plant-based products, offering more than 6,000 products and 300 brands. Since sales began a year ago, relying mostly on organic marketing, it has already reached Key Performance Indicators (KPI's) that are way above the industry average - conversion rate over 2%, CAC (Customer Acquisition Cost) of less than $20, a retention rate of 23% and AOV (Average Order Value) of $42. We believe this clearly validates the demand, the product/market fit, and the solid business model.


Key Performance Indicators (KPI's)
Higher than the Industry Average in a Very Short Time
>2%
Conversion Rate
>23%
Retention Rate
<$20
Customer Acquisition Cost (CAC)
>$75
Customer Life-Time Value (LTV)

Dear Investors,

I'd like to thank you for considering Billion Vegans as an investment. I've been in the startup game for quite some time, both as an entrepreneur and as an investor, and what I learned over the years is that choosing a good investment, while must be backed by a solid business opportunity, must start from passion, from the heart. If these two - passion and a growing market - sit well together, there just might be a chance of winning. This is how I feel about Billion Vegans, and I hope I can convince you to feel what I feel, and see what I see.

My first and true passion in life is my five kids, one of which is a rescue dog, whom I love very much. Three years ago, quite by mistake, I ran into a video about the dog-eating festival in China. It didn't take me very long to turn vegan. As a very rational person, an engineer at heart, I've done my research, and I learned about the major health and environmental aspects of the meat industry, far beyond animal welfare. After changing my life, I decided to take my passion for veganism and use it to create something bigger. Billion Vegans was born out of my belief that within 20 years, most of the world could and will be vegan, and I am happy that I am devoting my life to making that happen. Even more so, I feel so lucky that I can combine my passion for veganism and my ability and experience in developing new ventures.

We started Billion Vegans out of our personal experience. To maintain a vegan lifestyle I had to spend hours browsing the web, searching for products, reading the fine print, sometimes needing to reach out to the sellers for further information, tracking orders from multiple sites, often contacting customer service, and sometimes getting products that weren't actually vegan. The availability, variety, pricing, and quality fell short, compared to my shopping experience before becoming vegan. Being a vegan consumer isn't easy and we decided to change it. We build Billion Vegans as we want it to be for ourselves as consumers.

And so far, it seems that we are on the right track. We're seeing that the need is real, shared by many and that the solution fits the need. The community embraces us. The stats are staggering - 6 out 7 people who try to be vegan, revert. We aim to change it, making it easier, affordable and fun, for everyone.

To summarize: if you are vegan - it's an opportunity to impact your own life and the world, and if you are not vegan (yet) - I hope we convinced you that Billion Vegans is a great investment.

Thank you for your consideration,
Alon Hochberg

Investor Q&A

– COLLAPSE ALL

What does your company do?

Billion Vegans is the world's largest online marketplace for vegan and plant-based products. It makes online shopping for these products convenient, affordable and fun.

Where will your company be in 5 years?

The vegan community is growing, but the consumer experience is lagging, resulting in a huge underserved market, ripe for change. Supported by the growing awareness of cruelty-free, healthy and sustainable products, Billion Vegans has the potential to become an e-commerce leader. Being at the intersection between e-commerce and the vegan community, we aim to be the largest marketplace for vegans in the US and the global market, becoming an 'Amazon with vegan ethics'.

Why did you choose this idea?

About three years ago, I became vegan for the animals. Becoming a vegan was an easy decision but maintaining a vegan lifestyle was very challenging and frustrating. Soon after, I've learned about the environmental and health aspects as well. I understood that the world must go vegan and I decided to devote my life to making it happen.

How did the idea for Billion Vegans come about?

When I became vegan, I had to change everything from food, through clothing and home supplies, all the way to our dogs' food. I was living in Israel, which is considered vegan heaven, but it was still a very challenging, tedious and agonizing process. There are hundreds of online stores that sell vegan and plant-based products but that was challenging as well. I had to go from one store to another, read the fine print to verify that the products are actually vegan and that the seller could be trusted. Then I had to make the purchases, track the shipments, and in some cases, contact customer support. It was very time consuming and frustrating. What I needed was a place I could go to every few days and buy everything I needed, from food to household products to shoes. The answer was a one-stop-shop where I can trust everything I buy. As an entrepreneur, I understood the severity of the problem, Its impact on the world and the business opportunity, and decided to do it myself.

What were your entrepreneurial ventures before this?

I'm what you call a serial entrepreneur and investor. I have started five companies, two of which were successfully acquired, and two VC funds.
1995 - Modus provided a comprehensive enterprise-grade CRM suite.
1999 - Neteos was among the world's first to provide a SaaS/Cloud CRM solution.
2004 - Prolify provided the world's first commercial deep-learning application.
2007 - SeeToo developed a synchronized video platform.
2010 - Vmedico developed a telemedicine solution.
2012 - TLVAV was an Ad:Tech VC fund.
2014 - TLVcannabis was a medical cannabis fund.
2016 - I became vegan, my life took a turn, and now I'm devoting my life to promoting veganism.

What is your vision for the growth of the company?

Our goal is to become the largest marketplace for vegan and plant-based products in the world, both in the number of products and in revenues. As the demand for these products continues to rapidly grow, we aim to establish ourselves as one of the largest eCommerce companies. In such a position, we would be able to better represent the community's needs, to support vegan brands, small and large, and to promote veganism.

What are your best qualities as a company?

We are mission-driven and share the same values with our customers, sellers, and employees. We are part of the vegan community, representing the needs and challenges of both our customers and sellers and could reach a very high level of mutual trust and loyalty. In addition, we are harnessing our vast experience in building companies and our network to turn this vision into reality.

How do values play into your business?

We care about the same things as our customers. We review every product and seller to be able to provide additional information about the products (organic, non-GMO, includes palm-oil, etc.) and sellers (are they vegan, do they sell only vegan products, etc.). That's important for vegans. We also donate 10% of our profits to vegan organizations that promote veganism.

Does the vegan community have any special characteristics that you can utilize for scaling your business?

The vegan community is very unique. Its members are conscious about animal welfare, environment and/or health. They made personal sacrifices and are highly committed. However, we are still a minority and the challenges we are facing are enormous. We must join forces in making our own lives and the world better, and it's within our reach. Billion Vegans is highly committed to partnerships across the whole ecosystem, with customers, sellers, distributors and service providers. We share the same values, challenges, and dreams. Working together, coordinating efforts and sharing resources, we will conquer. It's a major challenge and a huge business in its infancy, with a place for everybody. Currently, we established great partnerships with NGOs and companies that promote veganism and it proves to be mutually beneficial.

How do you plan to spend the money you raise?

Mostly on marketing - branding, optimization and advertising. Based on the current eCommerce KPIs, a larger marketing budget will result in higher revenues and profits. In parallel, we'll continue to onboard sellers and products, improve the product, and recruit more people.

What are the strengths of your team and would you add anyone?

We are all entrepreneurs with vast experience in turning a vision into a reality (aka execution), each in his/her domain. That means that we have the commitment, perseverance, and flexibility that is a must in the rollercoaster-like journey of an early-stage startup. We have a very strong product and technology teams, both with relevant experience in e-commerce. That is how we were able to be so fast and effective in building the marketplace and the inventory. However, when it comes to marketing, we weren't able to recruit the people we need with our current resources, and this will be our first hire.

How big is the need for stores that cater to vegans?

The awareness for animal welfare, sustainability and health is growing fast and becoming mainstream, and the demand for vegan and plant-based is skyrocketing. The number of vegans in the US has grown by 500% from 1% of the population to 6% - about 20 million. Moreover, a large portion of the population is buying these products on a regular basis. Still, the accessibility of these products is still very limited, both online and offline. In the main cities, there are grocery stores that carry some of these products, but it's impractical for most of the population that can get them mainly online. The other product categories such as clothing and cosmetics could be found mostly online.

What sellers are there in this market?

There are only several competitors. A few niche online stores that offer groceries only or just beauty and fashion. A few other online shops focus on health or organic food but only a small portion of the products are vegan or plant-based. And there is Amazon, the beast in the industry. However, it has only about 5,000 vegan products and is not equipped to thoroughly certify that the products are vegan. Indeed, many of the products they are offering as 'vegan' were checked by our team and found to be not vegan. Moreover, as we sometimes use Amazon for shipments, some customers told us that they don't want to get anything from Amazon and are willing to pay more but get it from us. According to surveys we've conducted among potential customers about the main reason to purchase on a specific online store - 21% answered that it's that all products are vegan and 16% that its vegan certified by a trustworthy organization. The result is that 37% will not buy on Amazon, even if the selection and prices are the same.

How do you measure success?

Beyond revenues, profits and e-Commerce KPI's, we will measure our success by our contribution and impact on animal welfare, our customers' health and the environment. A large and dominant marketplace could make a major impact on these and serve as a business engine behind many supporting initiatives.

Can you talk about revenue numbers since you started?

Our marketing budget is very low and the revenues are accordingly low. Still, we already have thousands of customers, and although it's not a large number, the KPIs are above industry standard and constantly improving. Soon after the funding round, we will significantly increase the marketing budget, while continue on improving the KPI's,

targeting to reach our 12 months benchmarks which will position us in the lead and pave our way to a large A-round.

What are your customer acquisition costs and the lifetime value?

Currently, the Customer Acquisition Cost (CAC) is lower than $20. It dropped rapidly, and we're quite sure that it's going to drop to about $10 through marketing and social media, establishing more brand awareness and credibility. We can't measure the lifetime value yet as we can't extrapolate in such a short period. However, the retention, which could provide a good indication of the lifetime value (LTV), is very high - about 23%. For the business plan, as a conservative guesstimation, we assume 6 purchases of $50 and a commission of 25%, which results in an LTV of $75.

When you think about expanding this over the next year or five years, what is it going to take to become a massive business?

The marketplace "machine" already works fairly well and will continue to improve over time. It all comes to our marketing budget. We will use the current funding round to reach significant traction while validating our scalability and KPIs. Then we will have a large funding round that will take us all the way to profitability, and to a leading position in the market.

Can you tell me the state of the vegan market right now? How has it been growing and how do you see it evolving over the next few years?

The vegan market has been changing dramatically over the last few years. From a fanatic minority, it became a mainstream lifestyle. It has grown by 500% over the recent few years,